UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☑        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

or

◻        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                    to

Commission file number 1-12154

WASTE MANAGEMENT RETIREMENT SAVINGS PLAN

Waste Management, Inc.

800 Capitol Street

Suite 3000

Houston, TX 77002

WASTE MANAGEMENT RETIREMENT SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

To the Benefit Plans Committee of the

Waste Management Retirement Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Waste Management Retirement Savings Plan (the Plan) as of December 31, 2025 and 2024, and the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Plan management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2025 and the schedule of delinquent participant contributions for the year ended December 31, 2025 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of Plan management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ WEAVER AND TIDWELL, L.L.P.

We have served as the Plan’s auditor since 2014.

Houston, Texas

June 18, 2026

Waste Management Retirement Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2025 and 2024

	2025	2024
ASSETS:
Cash and cash equivalents	$1,674,085,578	$—

Investments at fair value	2,700,448,341	3,981,178,891

Receivables:
Employee contributions	—	2,427,550
Employer contributions	—	1,511,376
Notes receivable from participants	100,370,163	91,408,250
Settlements pending	—	19,580
Transfer from Stericycle, Inc. 401(k) Retirement Plan	474,589,601	—
Other	41,491	98,056
Total receivables	575,001,255	95,464,812
NET ASSETS AVAILABLE FOR BENEFITS	$4,949,535,174	$4,076,643,703

The accompanying notes are an integral part of these financial statements.

Waste Management Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2025

ADDITIONS TO NET ASSETS AVAILABLE FOR BENEFITS:
Contributions:
Employee	$224,502,011
Employer	127,801,745
Rollover	15,383,484
367,687,240

Net appreciation in Plan investments	604,922,553
Dividends	13,551,892
Interest income on notes receivable from participants	8,154,544
Other income	379,640
Total additions	994,695,869

DEDUCTIONS FROM NET ASSETS AVAILABLE FOR BENEFITS:
Benefits paid to participants	594,795,833
Administrative expenses	2,298,172
Total deductions	597,094,005

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS BEFORE TRANSFER	397,601,864

Transfer in from other plans	475,289,607

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS AFTER TRANSFERS	872,891,471

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	4,076,643,703
End of year	$4,949,535,174

The accompanying notes are an integral part of these financial statements.

Waste Management Retirement Savings Plan

Notes to Financial Statements

December 31, 2025

1. Description of Plan

The following description of the Waste Management Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description and the plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan sponsored by Waste Management, Inc. (the “Company” or “WMI”), and eligible affiliates (as defined in the Plan) (collectively “Waste Management”) for the benefit of eligible employees and their beneficiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Effective January 1, 2025, the Plan was amended and restated to incorporate prior amendments to the Plan and to adopt further amendments, including certain required provisions of the Setting Every Community Up for Retirement Enhancement (“SECURE”) Act of 2019 and the SECURE 2.0 Act.

Merger

Effective January 1, 2026, the Stericycle, Inc. 401(k) Retirement Plan was merged into the Plan. As a result, a receivable of $474,589,601 for the plan merger was recorded in the Statement of Net Assets Available for Benefits as of December 31, 2025.

Administration

The Waste Management, Inc. Benefit Plans Committee (the “Benefit Plans Committee”) has been named to serve as administrator and fiduciary of the Plan. During the 2025 plan year, Bank of America, N.A. (“Bank of America”) served as trustee and recordkeeper of the Plan. Effective January 1, 2026, Fidelity Management Trust Company became trustee and custodian of the Plan and Fidelity Workplace Services, LLC became recordkeeper of the Plan. Cash and cash equivalents held at December 31, 2025 represents cash in transit to the new trustee and recordkeeper which was allocated across the Plan’s various investment options on January 2, 2026.

Eligibility

Employees (as defined by the Plan) are eligible to participate in the Plan following completion of a 90-day period of service (as defined by the Plan).

Individuals who are ineligible to participate in the Plan consist of (a) leased employees; (b) employees whose employment is governed by a collective bargaining agreement that does not provide for participation in the Plan for such individual; (c) individuals providing services to the Company and who are designated as independent contractors; (d) non-resident aliens with no United States source income as defined in Code Section 861(a)(3) and (e) individuals who are participants in certain other pension, retirement, profit-sharing, stock bonus, thrift or savings plans maintained by Waste Management.

Contributions

Participants are permitted to contribute as much as 80% of their eligible annual compensation, as defined by the Plan, and 80% of their annual incentive plan bonus, subject to annual contribution limitations established by the Internal Revenue Service (“Employee Contribution”). In addition, participants that are age 50 or older are eligible to make pre-tax catch-up contributions not to exceed certain limits described in the Plan document. After-tax contributions are not permitted by the

Plan. Participants may also contribute amounts representing distributions from other qualified plans (“Rollover Contributions”).

With respect to each participant whose employment is not governed by a collective bargaining agreement, Waste Management matches 100% of each participant’s Employee Contribution up to 3% of the participant’s eligible annual compensation, as defined by the Plan, plus 50% of the participant’s Employee Contribution on the next 3% of the participant’s eligible annual compensation. Any such employee is automatically enrolled in the Plan at a contribution rate of 3% of eligible compensation, unless changed by the employee.

With respect to each participant whose employment relationship is covered by a collective bargaining agreement, the amount of contributions by Waste Management, if any, is provided for in the applicable collective bargaining agreement.

Nonvested Forfeitures, Unclaimed Distributions and Other

As of December 31, 2025 and 2024, nonvested forfeitures, unclaimed distributions and other unallocated accounts, including settlements, totaled $1,218,752 and $1,466,883, respectively. These accounts will be used to reduce future Waste Management contributions and/or to pay Plan expenses. During 2025, $523,193 from these accounts was used to fund Waste Management’s required contributions and pay Plan expenses.

Investment Options

The Plan offers participants diversified investment options. Prior to the January 1, 2026 change in trustee and recordkeeper, the Plan offered (a) 14 common collective trust funds (including nine target retirement-date funds and a stable value fund); (b) three mutual funds; (c) a WMI common stock fund (which is an Employee Stock Ownership Plan) and (d)  a self-directed brokerage account, which allows participants to select various securities sold on the New York Stock Exchange, NYSE American (formerly the American Stock Exchange) and NASDAQ. Participants direct investment of their accounts among the investment options offered under the Plan. A participant may make such an election on any business day. The Plan utilizes cash equivalents to temporarily hold monies pending settlement for transactions initiated by participants.

If a participant invests in the WMI common stock fund, the participant can elect to receive in cash any dividends paid on the common stock in the participant’s account. If a participant does not make such an election, dividends will automatically be reinvested in the WMI common stock fund. Each participant who has invested in the WMI common stock fund has the right to vote the shares of stock in his or her account with respect to any matter that comes before the shareholders for a vote.

With respect to the self-directed brokerage account, several restrictions apply and a minimum balance is required to participate. Additionally, if a participant invests in the self-directed brokerage account, the participant has the right to vote the shares of securities held in the participant’s account.

Vesting

Participants are immediately vested in their Employee Contributions, Rollover Contributions and Employer Contributions, plus earnings thereon.

Participant Accounts

Each participant’s account is credited with the participant’s Employee Contribution, Rollover Contribution and any Employer Contribution and an allocation of investment income and loss and expenses. Investment income and loss is allocated to a participant’s account based upon a participant’s proportionate share of the funds within the Plan.

Payment of Benefits

Upon retirement, disability or termination of employment, participants or, in the case of a participant’s death, their designated beneficiaries, may make withdrawals from their accounts as specified by the Plan. Prior to termination, participants who have reached age 59-1/2 may withdraw from their accounts. Distributions are made by a single lump-sum payment or direct rollover. Distributions of accounts invested in WMI common stock may be taken in whole shares of common stock or cash.

Participants may make withdrawals from their contributions, including certain earnings on those contributions, in the event of proven financial hardship of the participant.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses has been recorded as of December 31, 2025 and 2024. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded. Participants who are active employees may obtain loans of not less than $1,000 and a maximum of 50% of a participant’s vested accounts (excluding any amounts invested in the self-directed brokerage account) immediately preceding the loan grant date. In no event shall a loan exceed $50,000, reduced by the greater of (a) the highest outstanding balance of loans during the one-year period ending on the date before a new loan is made or modified or (b) the outstanding balance of loans on the date a new loan is made or modified. Not more than one loan shall be outstanding at any time, except for multiple loans which (a) result from a merger of another plan into this Plan or (b) result from a participant’s defaulting on a loan. Interest rates and repayment terms are established by the Benefit Plans Committee. Such loans shall be repaid by payroll deduction or any other method approved by the Benefit Plans Committee. The Benefit Plans Committee requires that: (a) no more than one loan per year be taken by a participant; (b) repayments be made no less frequently than quarterly; (c) loans be repaid over a period not to exceed 60 months and (d) repayments, including interest, be made in equal periodic payments over the term of the loan and applied to principal using a level amortization over the repayment period. Prepayment of a participant’s total principal amount outstanding is allowed at any time.

Administrative Expenses

Administrative expenses of the Plan are generally allocated among participants. Loan administration fees and certain other expenses are charged directly to the account balance of the applicable participant. In 2025, Waste Management elected to pay certain audit and legal fees of the Plan.

2. Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (“GAAP”). Benefits are recorded when paid to participants.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Plan’s management to make estimates and assumptions that affect the reported amounts of net assets available for benefits as of the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities as of the date of the financial statements. Actual results could differ materially from the estimates and assumptions used in the preparation of the financial statements.

Investments

Corporate stocks, mutual funds and publicly-traded partnership interests held by the Plan are stated at fair value based on quoted market prices as of the financial statement date. The fair values of the common collective trust funds held by the Plan are generally based on net asset values established by the issuer of the common collective trust funds based on fair values of the underlying assets. Short-term investments (included in amounts reported as common collective trust funds herein) are stated at cost, which approximates fair value.

The Plan records purchases and sales of securities on a trade-date basis and dividends on the ex-dividend date. Interest income is recorded on the accrual basis.

Contributions

Contributions from Plan participants and the matching contributions from the Company are recorded in the year in which the employee contributions are withheld from compensation.

Risks and Uncertainties

The Plan makes investments in securities. Investment securities are exposed to various risks, such as interest rate, macroeconomic, market and credit risks that impact the value of such securities. Risks include, but are not limited to, general economic conditions, political developments, international conflict and instability of markets and financial institutions. The impacts of any such risks cannot be predicted at this time, but it is possible that changes in values of investment securities could materially affect participant account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Reclassifications

When necessary, reclassifications are made to the prior year financial information to conform to the current year presentation.

3. Investment in Stable Value Fund

The Plan’s investment option for the stable value fund is managed by the John Hancock Stable Value Return Trust, a Collective Investment Trust offered by the John Hancock Trust Company and is included in investments at fair value in the Statements of Net Assets Available for Benefits. The fund also invests in an uninsured separately managed account portfolio of short-term investments, the John Hancock Short Term Investment Fund (STIF) to provide daily liquidity for plan and participant level transactions.

Risks arise when entering into any investment contract due to the potential inability of the issuer to meet the terms of the contract. In addition, security‐backed investment contracts, also called stabilizing agreements or synthetic guaranteed investment contracts, have the risk of default or the lack of liquidity of the underlying portfolio assets. The credit risk of each issuer was evaluated and monitored through the portfolio manager’s credit analysis. The credit analysis included, but was not limited to, asset quality and liquidity, management quality, surplus adequacy, and profitability. John Hancock on behalf of the Plan, requires that the issuers of each contract have a minimum quality rating as of the contract effective date and that all underlying portfolio assets be rated investment grade at the time of purchase.

4. Fair Value Measurements

For purposes of the Plan’s financial reporting, fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When measuring assets and liabilities that are required to be recorded at fair value, the Plan considers the principal or most advantageous market in which the Plan would transact. Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — Inputs that are generally unobservable and typically reflect the Plan’s estimate of assumptions that market participants would use in pricing the asset or liability. The Plan had no Level 3 assets as of December 31, 2025 or 2024.

We use valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. In measuring the fair value of our assets and liabilities, we use market data or assumptions that we believe market participants would use in pricing an asset or liability, including assumptions about risk when appropriate.

The following table provides by level, within the fair value hierarchy, a summary of investments of the Plan as of December 31 measured at fair value on a recurring basis:

	2025	2024
Quoted Prices in Active Markets (Level 1):
Mutual funds	$12,992,721	$282,199,040
WMI common stock	339,276,595	341,492,867
Self-directed brokerage accounts	142,400,938	127,065,199
Common collective trust funds	134,637,703	324,325,665
Subtotal Level 1	629,307,957	1,075,082,771

Significant Other Observable Inputs (Level 2):
Self-directed brokerage accounts — FedFund	8,875,125	9,490,019
FedFund	—	2,193,944
Subtotal Level 2	8,875,125	11,683,963

Investments Measured at Net Asset Value (a):
Common collective trust funds	2,062,265,259	2,894,412,157
Subtotal Investments Measured at Net Asset Value	2,062,265,259	2,894,412,157
Total Investments at Fair Value	$2,700,448,341	$3,981,178,891
(a)	Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits. As of December 31, 2025 and 2024, there were no redemption restrictions on the investments held at net asset value other than possible advance notice requirements.

5. Federal Income Taxes

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated April 30, 2015, stating that the Plan, as amended and restated as of January 1, 2015, was in compliance with the applicable requirements of the Internal Revenue Code (the "Code"), which were timely adopted by the Plan sponsor subsequent to receipt of the determination letter. The Plan sponsor has adopted a further amendment and restatement of the Plan and subsequent amendments since receiving the determination letter. The Plan administrator and counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. If an operational issue is discovered, the Plan sponsor has indicated that it will take any necessary steps to bring the Plan’s operations into compliance with the Code.

GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2025, there are no uncertain tax positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2022.

6. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31:

	2025	2024
Net assets available for benefits per the financial statements	$4,949,535,174	$4,076,643,703
Amounts pending distribution to participants	425,310	1,087,988
Net assets available for benefits per the Form 5500	$4,949,960,484	$4,077,731,691

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2025:

Net increase in net assets available for benefits per the financial statements	$872,891,471
Amounts pending distribution to participants as of December 31, 2024	(1,087,988)
Amounts pending distribution to participants as of December 31, 2025	425,310
Net increase in assets available for benefits per the Form 5500	$872,228,793

7. Plan Termination

Although it has not expressed any intention to do so, the Company has the right to discontinue its Plan contribution at any time and to terminate the Plan subject to the provisions of ERISA.

8. Related-Party Transactions

During the 2025 Plan year, Bank of America served as the trustee and recordkeeper of the Plan, and Merrill Lynch, Pierce, Fenner & Smith Incorporated, a Bank of America Company, provided securities brokerage services for the self-directed brokerage account. Effective May 2025, Fiduciary Consulting Group, a separate business unit within Morgan Stanley Institutional Investment Advisors, LLC, began serving as the independent fiduciary for the WMI common stock fund. Prior to that date, State Street Bank and Trust Company served as the independent fiduciary for the WMI common stock fund. The Plan also holds notes receivable representing participant loans. These transactions qualify as party-in-interest transactions.  Additionally, a portion of the Plan’s assets are invested in WMI common stock. As WMI is the Plan sponsor, transactions involving WMI common stock also qualify as party-in-interest transactions. The Plan sponsor believes that all of these transactions are exempt from the prohibited transactions rules.

Waste Management Retirement Savings Plan

Schedule H, Line 4(a) - Schedule of Delinquent Participant Contributions

EIN: 73 1309529 Plan: 001

Year Ended

December 31, 2025

Total that Constitute Nonexempt Prohibited Transactions
	Participant Contributions			Contributions	Total Fully
	Transferred Late to Plan		Contributions	Pending	Corrected
	Check here if Late Participant	Contributions	Corrected	Correction	Under VFCP and
Year	Loan Repayments are included: ☐	Not Corrected	Outside VFCP	in VFCP	PTE 2001-51
2024	$383,767	$—	$383,767	$—	$—

Waste Management Retirement Savings Plan

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

EIN: 73-1309529 Plan: 001

December 31, 2025

(a)	(b)	(c)	(e)
Identity of Issue		Description of Investment	Current Value
*	Waste Management, Inc.	Common Stock	$339,276,595
	Great Gray Collective Investment Trust	Lord Abbett Total Return Fund II BP	134,637,703
	John Hancock Trust Company Collective Investment Trust	John Hancock Stable Value Return Trust	331,264,976
	SEI Trust Company	PIMCO RealPath Blend 2030 Collective Trust Funds	450,509,033
	SEI Trust Company	PIMCO RealPath Blend 2035 Collective Trust Funds	195,308,411
	SEI Trust Company	PIMCO RealPath Blend 2040 Collective Trust Funds	345,280,992
	SEI Trust Company	PIMCO RealPath Blend 2045 Collective Trust Funds	167,337,250
	SEI Trust Company	PIMCO RealPath Blend 2050 Collective Trust Funds	167,303,273
	SEI Trust Company	PIMCO RealPath Blend 2055 Collective Trust Funds	144,242,844
	SEI Trust Company	PIMCO RealPath Blend 2060 Collective Trust Funds	45,164,223
	SEI Trust Company	PIMCO RealPath Blend 2065 Collective Trust Funds	7,084,527
	SEI Trust Company	PIMCO RealPath Blend Income Collective Trust Funds	208,769,730
	SEI Trust Company	PIMCO International Bond (USD‐Hdg) Instl.	12,992,721
*	Merrill Lynch, Pierce, Fenner & Smith Incorporated	Self-Directed Brokerage Accounts	151,276,063
	Total Investments		2,700,448,341
*	Notes receivable from participants	Various maturity dates with interest rates ranging from 3.25% to 9.50%	100,370,163
			$2,800,818,504

*	Party-in-interest

INDEX TO EXHIBITS

Exhibit Number	Description
23.1*	Consent of Independent Registered Public Accounting Firm

101*

Interactive Data Files Pursuant to Rule 405 of Regulation S-T, formatted in Inline XBRL: (i) Statements of Net Assets Available for Benefits as of December 31, 2025 and 2024, (ii) Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2025, (iii) Notes to Financial Statements, (iv) Schedule H, Line 4(a) – Schedule of Delinquent Participant Contributions and (v) Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) December 31, 2025

*     Filed herewith.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefit Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WASTE MANAGEMENT RETIREMENT SAVINGS PLAN

Date: June 18, 2026	By:	/s/ Kimberly Moore
Kimberly Moore
Member, Waste Management, Inc.
Benefit Plans Committee